Exhibit 99.1

SolarBank Announces Bitcoin Treasury Strategy

Toronto, Ontario, June 3, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”), a leader in distributed solar energy, battery storage, and clean energy infrastructure across North America, today announces it is implementing a treasury strategy integrating Bitcoin as a strategic reserve asset – inspired by MicroStrategy’s multibillion-dollar Bitcoin strategy and SharpLink Gaming’s Ethereum-driven strategy. To support this strategy, the Company has filed an account opening application with Coinbase Prime (NASDAQ: COIN) to provide secure custody, USDC services, and a self-custodial wallet for its Bitcoin holdings. This strategy unlocks multiple advantages including:

-	Financial Resilience: by accumulating Bitcoin, SolarBank hedges against currency debasement and inflation, while enabling access to institutional financing.

-	Clean Energy Off-Set: the renewable energy generated by SolarBank’s portfolio of solar power and battery energy storage projects provides an offset against the emissions generated from the energy used to generate Bitcoin.

-	Market Appeal: there is significant investor interest in digital tokens, blockchain, AI-driven analytics, and DeFi principles and this strategy exposes SolarBank to a new category of tech-savy investors.

-	Competitive Differentiation: As one of the first-movers in blending clean energy with DeFi and Web3, SolarBank stands out among competitors, capitalizing on the renewable energy sector’s growth and investor enthusiasm for disruptive finance.

SolarBank’s primary business will remain as a renewable energy developer and power producer backed by Tier-1 Partnerships and 1 GW pipepline. Recent milestones include:

●	A US$100 million U.S. community solar financing partnership with CIM Group, targeting 97 MW of renewable power projects in the USA.

●	A US$49.5 million transaction with Qcells, which is building a complete and sustainable solar supply chain in the United States, to deploy community solar power plants in America with cutting-edge “Made-in-USA” solar panels.

●	A US$41 million clean energy partnership with Honeywell, deploying community solar farms to repurpose closed landfill sites in the USA.

●	A $25 million credit facility from Royal Bank of Canada (RBC), fueling SolarBank’s battery energy storage system (BESS) project portfolio to stabilize the electricity grid and reinforce institutional confidence in its recurring revenue model from ownership of long life assets supported by government contracts.

Dr. Richard Lu commented: “As the adoption of Bitcoin continues to grow, SolarBank believes that establishing a Bitcoin treasury strategy taps into a growing sector that is seeing increasing adoption. In a world of ever-increasing energy demand and treasury complexity, SolarBank delivers renewable energy solutions and recurring revenues, now combined with all of the benefits of holding Bitcoin.”

With over 1 GW in its organic development pipeline and operations spanning Canada and the United States, SolarBank is scaling its portfolio of solar, BESS, and clean energy projects at a rapid pace. The Company generates recurring revenue through long-term PPAs with utilities, municipalities, and partners with Fortune 500 clients, all while driving decarbonization through ESG-aligned innovation.

The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of SolarBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. As of the date of this press release, no Bitcoin purchases have been made.

There are several risks associated with the development of the projects detailed in this press release. The development of any project is subject to the continued availability of third-party financing arrangements for the project owners and the risks associated with the construction of a solar power project. There is no certainty the projects disclosed in this press release will be completed on schedule or that they will operate in accordance with their design capacity. If the EPC agreements are terminated, then SolarBank will not realize the full contract value. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s intention with respect to its Bitcoin treasury strategy, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: risks inherent with investing in Bitcoin, including Bitcoin’s volatility; the risks of implementing a new treasury diversification strategy; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any future global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.